Exhibit 99.1

Baozun Acquires eFashion China to Extend its Reach in Branded Fashion Sector

BEIJING, China, June 28, 2021 — Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today that it has signed a definitive agreement to acquire 100% equity interest in Shanghai Yi Shang Network Information Co Ltd (“eFashion China”), a leading provider of e-commerce solutions for fashion brands in China, in an all-cash transaction. The acquisition is subject to the satisfaction of customary closing conditions and is expected to be completed in the third quarter of 2021.

Founded in 2008 and headquartered in Shanghai, eFashion China is an e-commerce solution provider that is focused on bringing international fashion brands to China. It provides brands with one-stop e-commerce solutions, including brand consulting, store operation, digital marketing, IT solutions and customer service. It has established itself as one of the key players in China’s branded apparel e-commerce space. It currently serves many well-known international brands, including international premium fashion, sportswear, and luxury brands.

This acquisition is an additional step in the execution of Baozun’s three-to-five-year medium-term strategic plan to drive future growth. It positions Baozun strongly to further penetrate the apparel category and reinforce its leadership. After the acquisition, eFashion China will serve as a sub-brand of Baozun and the companies will combine their comprehensive advantages to capture the growth potential of promising brands.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun commented, “We are pleased to welcome eFashion China’s team into the Baozun family. We are excited about this acquisition as both Baozun and eFashion China share an ambition and commitment to bring global fashion brands to the fast-growing China e-commerce market. eFashion China brings a strong understanding of apparel brands, efficient cost structure, and impressive track record of high service quality. We believe our combined strengths will deliver unique added value to our brand partners of various stages of growth and sizes.”

Mr. Johnson Zhang, Co-Founder and Chief Executive Officer of eFashion China, added, “We made a strategic decision to join Baozun to tap into its broad network and substantial resources to best serve our clients by providing them with a broader range of service options. Baozun is known for its leading technology, integrated ecosystem, omni-channel capabilities, and innovative solutions. Baozun’s deep expertise in these fields will significantly empower our service capabilities. We believe this combination of highly complementary capabilities will make Baozun-eFashion China an even stronger partner of choice for established and emerging global fashion brands.”

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment. For more information, please visit http://ir.baozun.com.

About Shanghai Yi Shang Network Information Co Ltd

Based in Shanghai with 400+ employees, eFashion China has developed into one of the leading e-commerce service providers trusted by international fashion brands. eFashion China focuses on the field of global fashion and lifestyle, and provides brands with one-stop e-commerce solutions including brand consulting, store operation, digital marketing, IT solutions, customer service and etc. For more information, please visit https://www.efashionchina.com.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

For investor and media inquiries, please contact:

Baozun Inc.:

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com